U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2005

Commission File No.: 0-25688

CORAL GOLD RESOURCES LTD.
(Translation of Registrant's name into English)

400-455 Granville Street, Vancouver, B.C. V6C 1T1
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒Form 20-F	☐Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐Yes	☒No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:            CORAL GOLD RESOURCES LTD.

                                By:  /s/ Matt Wayrynen
                 MATT WAYRYNEN, PRESIDENT

                                Date: June 29, 2005

EXHIBIT INDEX

Exhibit No.	Description

99.01	Interim Financial Statements for the period ended April 30, 2005
99.02	Management's Discussion and Analysis for the period ended April 30, 2005
99.03	Form 52-109FT2 CEO dated June 29, 2005
99.04	Form 52-109FT2 CFO dated June 29, 2005
99.05	Confirmation of Mailing dated June 29, 2005